EXHIBIT 99.1

Himax Technologies, Inc. Pre-announces Preliminary Unaudited Fourth Quarter 2016 Financial Results

4Q16 Gross Margin and EPS Miss Company Guidance Due to an Additional Inventory Write-down

TAINAN, Taiwan, Jan. 26, 2017 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited financial results for the three months ended December 31, 2016. Revenues in the fourth quarter were in-line with the Company’s previous guidance issued on November 10, 2016, while gross margin and EPS were below the guidance.

Revenues were $203.4 million, a sequential decline of 6.7% from $218.1 million in the third quarter of 2016 and in-line with the Company’s guidance of a 4.0% to 9.0% sequential decline.

Gross margin was 19.1% versus guidance of “slightly down” from 25.6% reported in the third quarter of 2016. The lower gross margin is the result of an additional one-time, non-cash inventory write-down totaling $12.0 million. Excluding this additional inventory write-down, gross margin would have been 25.0% and met the guidance. The $12.0 million inventory write-down is on top of the $2.7 million original inventory write-off estimate for the fourth quarter. In comparison, the inventory write-off amounts were $2.5 million, $3.0 million and $2.5 million for the first, second and third quarter of 2016, respectively. The vast majority of the additional write-down was related to certain aged inventories of traditional human vision CMOS image sensors (“CIS”) with smaller amounts also covering driver IC and other products. Earlier in 2016, we decided to switch our strategy of the CIS business to focus on smart sensor, machine vision segments, as opposed to the traditional human vision segments. As part of this new strategic direction, we made a decision recently to expedite the sales of some aged inventories of human vision sensors. We believe it is appropriate that we write-down the inventory at this time, as we anticipate the need to offer discounted prices to accelerate the sales of some products and, for some other products where the potential revenues do not justify the efforts, stop the sales all together. Our new CIS strategy is backed by new products such as the Always-on-Sensor (AoS) and the structured light 3D scanning total solution which offer unique and market leading features. The new strategy is also backed by close collaboration and intensive development activities with certain heavyweight partners and customers.

Following this one-time write-down, we believe our inventory position to be healthy across CIS, driver IC and all other product areas.

The impact to Earnings per Diluted ADS of the aforementioned inventory write-down is 6.0 cents. After the write-down, GAAP Earnings per Diluted ADS became 2.6 cents, below the Company’s guided range of 8.5 to 11.0 cents. Non-GAAP Earnings per Diluted ADS became 2.8 cents, below the guided range of 8.7 to 11.2 cents. Excluding the additional inventory write-down, GAAP and Non-GAAP EPS would have been 8.6 cents and 8.8 cents, respectively and met our original guidance.

In addition to the CIS product line, we are also seeing exciting developments in other key non-driver areas such as wafer level optics (WLO) and LCOS microdisplay. As early as the second half of the year, we may see significant business progress to contribute to both top and bottom lines out of these non-driver areas. We will host a conference call with investors and analysts in February when we will provide full financial reports and further elaborate on our business prospects.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,948 patents granted and 437 patents pending approval worldwide as of December 31th, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us